SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Enters Drugstore Business in Mexico

Monterrey, Mexico, November 09, 2012 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today that its retail subsidiary, FEMSA Comercio, has agreed to acquire a 75% stake in Farmacias YZA, a leading drugstore operator in Southeast Mexico, with the current shareholders staying as partners with the remaining 25%.  Headquartered in Merida, Yucatan, Farmacias YZA currently operates 333 stores.

FEMSA believes that it can contribute its significant expertise in the development of small-box retail formats to what is already a successful regional player in this industry.  In turn, this transaction opens a new avenue for growth for FEMSA Comercio.

The transaction is pending customary regulatory approvals and is expected to close in the first quarter of 2013.

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest bottler of Coca-Cola products in the world; in the retail industry through FEMSA Comercio, operating OXXO, the largest and fastest-growing chain of stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By: /s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date: November 9, 2012